May 5, 2015

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Thompson, Accounting Branch Chief

RE:    Broadridge Financial Solutions, Inc.
Form 10-K for Fiscal Year Ended June 30, 2014
Filed August 7, 2014
Response Dated March 26, 2015
File No. 001-33220

Dear Ms. Thompson:

We acknowledge receipt of the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Broadridge Financial Solutions, Inc. (“Broadridge”), dated April 23, 2015 (the “Comment Letter”), regarding Broadridge’s response, dated March 26, 2015, to the Staff’s comment letter, dated March 13, 2015, concerning the Commission’s review of the above-referenced filing. As discussed with Sondra Snyder, Staff Accountant, on May 5, 2015, this letter is to confirm Broadridge's request for an extension to respond to the Comment Letter and the Staff’s grant of such an extension to May 21, 2015. Broadridge is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than May 21, 2015.

Please feel free to contact me at 516-472-5466, or David Lisa, Corporate Controller at 201-714-3846, should you require any additional information or have any additional questions.

Very truly yours,

/s/ James M. Young
James M. Young
Vice President, Chief Financial Officer

cc:

Securities and Exchange Commission
Sondra Snyder, Staff Accountant
Andrew Blume, Staff Accountant

Broadridge Financial Solutions, Inc.
Richard J. Daly, President and Chief Executive Officer
Adam D. Amsterdam, Vice President, General Counsel and Secretary
David J. Lisa, Corporate Controller